Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Appoints Anderson Acting CEO

June 25, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports Mr. Leslie Goodman, has with Board approval, handed over the role of acting Chief Executive Officer to Mr. James R. Anderson effective immediately. Mr Anderson is a Director and the largest single shareholder of Genco.  Mr Goodman will continue alongside Mr Anderson as a member of the Company’s Executive Committee.

Mr. Goodman took on the role of acting Chief Executive Officer at a difficult time and under his leadership the Company has made considerable progress. In particular La Guitarra mine is fully permitted and back in production and a number of significant legacy issues have been resolved. The Company is well on the way to fully restoring its stature and realising its substantial potential.

Mr. Anderson commented: “It was always understood Leslie, who resides in the UK, would serve on a short term basis and he has committed more time than anticipated. He has very successfully completed his task of bringing La Guitarra back into production and I will now concentrate on the remaining task of completing the strategic review we began several months ago. The Board is very grateful to Leslie for all he has done for the Company and I am pleased that we will be continuing to work together.”

Mr. Goodman stated: “I would like to pay tribute to our staff, and especially to my colleagues at La Guitarra who could not have been more effective and supportive. I am looking forward to my continuing involvement and to Genco going from strength to strength.”

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For further information, please contact:

Wayne Moorhouse
Chief Financial Officer
Telephone: (604) 682-2205
info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.